82-34672

SHULMAN ROGERS GANDAL PORDY & ECKER, P.A.

Lawrence A. Shulman
Donald R. Rogers
Karl L. Ecker†
David A. Pordy+
David D. Freishtat
Martin P. Schaffer
Christopher C. Roberts
Jeffrey A. Shane
Edward M. Hanson, Jr.
David M. Kochanski
James M. Kefauver
Robert B. Canter
Daniel S. Krakower
Kevin P. Kennedy
Alan B. Sternstein
Nancy P. Regelin
Samuel M. Spiritos+
Martin Levine
Worthington H. Talcott, Jr.+
Fred S. Sommer
Morton A. Faller
Alan S. Tilles
James M. Hoffman
Michael V. Nakamura
Jay M. Eisenberg+
Douglas K. Hirsch
Ross D. Cooper
Glenn C. Etelson
Karl J. Protil, Jr.+
Timothy Dugan+
Kim Viti Fiorentino
Sean P. Sherman+
Rebecca Oshoway
Ashley Joel Gardner
Michael J. Froehlich
William C. Davis, III
Paul A. Bellegarde+
Patrick M. Martyn
Elizabeth A. White
Sandy David Baron
Christine M. Sorge
Michael L. Kabik
Gregory D. Grant+
Jeffrey W. Rubin
Stephen G. Janoski
Simon M. Nadler
Karl W. Means
Debra S. Friedman•
Matthew M. Moore+
Daniel H. Handman
Robert S. Tanner
Eric J. von Vorys
Michelle R. Curtis•
Gary I. Horowitz∘
Jason M. Kerben
Mark S. Guberman
Cara A. Frye•
Sarit Keinan
Heather L. Howard•
Stephen A. Metz
Jude E. Wikramanayake
Hong Suk "Paul" Chung
Lisa C. DeLessio•
Alexander Nemiroff
Patrick J. Howley

Of Counsel
Larry N. Gandal
Leonard R. Goldstein
Richard P. Meyer∘
William Robert King
Larry A. Gordon•
David E. Weisman
Lawrence Eisenberg
Deborah L. Moran
Michelle L. Lazerow▪
William F. Askinazi
Karen M. Doherty+

Maryland and D.C. except as noted:
+ Virginia also
• Maryland only
∘ D.C. only
† Retired
▪ Federal practice only

Writer's Direct Dial Number:
301-230-5208
croberts@srgpe.com


03024370

June 30, 2003

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
File No. – Not yet provided by SEC
Our File No. 018-031-00222

SUPPL

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

June 20, 2003 — Director Shareholding – Savings Related Share Option Scheme – 2003 Options to J Hewitt, I Mason and RB Butler

The Company understands that pursuant to Rule 12g3-2(b) the information and document furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and document constitutes an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

Very Truly Yours,

SHULMAN, ROGERS, GANDAL, PORDY & ECKER, P.A.

By: Christopher C. Roberts

PROCESSED
JUL 11 2003
THOMSON FINANCIAL


SEC MAIL
RECEIVED
PROCESSING
JUL 07 2003
WASH. D.C.
155
SECTION

Enclosure
cc: Chloe Cox, Senior Company Secretarial Assistant (w/o enc.)
T:071503
18031915-17.doc

REG-Electrocomponents Director Shareholding

RNS Number:9509M
Electrocomponents PLC
30 June 2003

ELECTROCOMPONENTS PLC " the Company"

Electrocomponents Savings Related Share Option Scheme (the " Scheme")

Electrocomponents announces the following:

On 27 June 2003, the Board of Directors approved the grant of options over Electrocomponents 10p ordinary shares under the terms of the Scheme, as detailed below and effective 28 June 2003.

Mr J Hewitt (Financial Director and Deputy Chairman), was granted options to buy 6,125 shares at an option price of 260p. The options are due to mature on 1 September 2008.

Mr I Mason (Group Chief Executive), was granted options to buy 6,125 shares at an option price of 260p. The options are due to mature on 1 September 2008.

Mr R B Butler (Chief Process Officer), was granted options to buy 3,557 shares at an option price of 260p. The options are due to mature on 1 September 2006.

CARMELINA CARFORA
Group Company Secretary
30 June 2003


SEC MAIL PROCESSING
RECEIVED
JUL 0 7 2003
WASH. D.C. 155 SECTION